Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2024

(Expressed in Canadian Dollars unless otherwise stated)

March 15, 2024

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

General

This management's discussion and analysis ("MD&A") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended January 31, 2024, and its Annual Information Form (the "AIF") and audited consolidated financial statements and the notes thereto for the year ended April 30, 2023, copies of which are available under the Company's profile on SEDAR+ at www.sedarplus.ca.

The Company's unaudited condensed interim consolidated financial statements for the three and nine months ended January 31, 2024 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of March 15, 2024.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;
•
future events or performance;
•
the impact of general business and economic conditions;
•
future debt levels, financial capacity, liquidity and capital resources;
•
anticipated future sources of funds to meet working capital requirements;
•
future capital expenditures and contractual commitments;
•
expectations respecting future financial results;
•
expectations with respect to the Company's financial position;
•
expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand;

•
expectations regarding supply and demand for uranium;
•
conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
•
expectations regarding the Company's business plans, strategies, growth and results of operations;
•
the financial and operational strength of counterparties;
•
production volumes;
•
mineral resources and mine life; and
•
governmental regulatory regimes with respect to environmental matters.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

•
market prices of uranium;
•
global economic and financial conditions;
•
demand for uranium;
•
uranium supply;
•
industry conditions;
•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;

•
future operations and developments on the properties in which the Company holds or may hold interests; and
•
the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

•
limited or no access to data or the operations underlying the Company's interests;
•
dependence on third party operators;
•
risks related to political unrest in Kazakhstan, which could negatively impact the Company's option to purchase uranium from Yellow Cake plc ("Yellow Cake");
•
dependence on future payments from owners and operators of the Company's royalty and other interests;
•
royalties, streams and similar interests may not be honoured by operators of a project;
•
risks relating to buy-back and similar rights held by the operators of the Company's interests;
•
the impact of project costs on profit-based royalties, such as net profit interest ("NPI") royalties;
•
risks faced by owners and operators of the properties underlying the Company's interest;
•
title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;
•
changes in general economic, financial, market and business conditions in the industries in which uranium is used;
•
risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates;
•
risks related to the public acceptance of nuclear energy in relation to other energy sources;
•
alternatives to and changing demand for uranium;
•
the absence of any public market for uranium;
•
changes in legislation, including permitting and licensing regimes and taxation policies, including regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or other interests are located;

•
risks related to epidemics, pandemics and other health crises;
•
commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
•
risks associated with future acquisitions;
•
effects of competition and pricing pressures;
•
actual results differing materially from management estimates and assumptions;
•
any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
•
risks related to the competitive nature of the royalty and streaming business;
•
regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
•
macroeconomic developments and changes in general economic, financial, market and business conditions in the industries in which uranium is used;
•
reduced access to debt and equity capital;
•
fluctuations in the value of the Canadian dollar;
•
fluctuations in the market prices of the Company's investments;
•
risks related to foreign exchange rate fluctuations;
•
any inability of the Company to execute its growth strategy;
•
any inability to attract and retain key employees;
•
litigation;
•
risks associated with First Nations land claims;
•
potential conflicts of interests;
•
any inability to ensure compliance with anti-bribery and anti-corruption laws;
•
any future expansion of the Company's business activities;
•
any failure to maintain effective internal controls;
•
risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
•
the other risks described under "Risk Factors" in the AIF and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedarplus.ca.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-Looking Statements.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under "Risk Factors" noted above.

Notice Regarding Mineral Disclosure

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definition Standards") or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") or Subpart 1300 of Regulation S-K ("S-K 1300"), as applicable.

The United States Securities and Exchange Commission (the "SEC") has adopted mining disclosure rules under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300. Under S-K 1300, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding definitions under the CIM Definition Standards, as required under NI 43-101.

United States investors are cautioned that while terms are substantially similar to the CIM Definition Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

Certain resource estimates disclosed in this MD&A and the Company's other disclosure documents, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain descriptions of the projects underlying the Company’s interests that differ from similar information made available by Canadian and United States issuers.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through engaging in physical uranium transactions.

The Company's common shares without par value (the "Common Shares") and certain of its warrants, each exercisable into one URC Share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC" and "URC.WT", respectively, and its Common Shares are listed on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY". Certain of the Company's common share purchase warrants, exercisable into one URC Share at an exercise price of $1.40 per share until December 6, 2024 (the "Unlisted Warrants" and, collectively with the Listed Warrants, the "Warrants"), are not listed or quoted for trading on any stock exchange or marketplace.

The head office and principal address of the Company is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interests on uranium projects and physical uranium holdings. The Company's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and engaging in physical uranium trading from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects. From time to time, the Company also seeks further exposure to uranium through investments in funds and other equities.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company's primary focus is to identify, evaluate and acquire the following:

•
royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
•
uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

•
off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
•
direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also acquires physical uranium inventories from time to time, where it believes there is an opportunity to provide attractive commodity price exposure to shareholders. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. The Company also disposes of uranium from time to time based on market conditions and its liquidity requirements. See "Recent Developments".

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities' uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech LLC.

During the three and nine months ended January 31, 2024, uranium prices averaged US$87.72 per pound and US$69.26 per pound U3O8, representing an approximate 78% and 41% increase compared to an average of US$49.22 per pound and US$48.98 per pound U3O8 in the corresponding period in 2023, respectively (Source: UxC LLC Historical Ux Daily Price). As at January 31, 2024, the uranium price was US$101.00 per pound, representing an approximate 88% increase from April 30, 2023 when the price was US$53.85 per pound U3O8 (Source: UxC LLC Historical Ux Month-End Prices). The period from May 2023 to January 2024 was marked by continued volatility as the price fluctuated between US$53.30 and US$106.00 per pound U3O8 (Source: UxC LLC Historical Ux Daily Price). The significant increase in spot price to US$106.00 per pound U3O8 was largely driven by concerns that the U.S. Senate would move swiftly to pass a bill that would ban the import of Russian nuclear fuel into the United States. While the bill was not successfully enacted, market commentators believe that it may be introduced and potentially passed as early as the first half of 2024. (Source: Tradetech Nuclear Market Review - January 31, 2024). While there can be no assurance as to the potential timing or approval of such bill, we believe such legislative measures may positively impact demand for U3O8.

Global Market Developments

The uranium market is currently being driven by a macro demand for more electricity generation and an unprecedented global push to decarbonize electrical grids, among other factors. There is a growing realization that highly reliable, safe, baseload power nuclear energy provides a part of a clean energy platform. Governments around the globe are also pursuing strategies to increase energy independence for national security interests that dovetail well with nuclear power as a key component in their energy mix.

Over the past few years, global uranium market fundamentals have improved as the market began a transition from being an inventory driven to a production driven market. The spot market bottomed out in November 2016 at about US$17.75 per pound U3O8 but has since shown appreciation to US$84.00 per pound U3O8 on March 14, 2024 (Source: UxC LLC Ux U3O8 Daily Price).

Underinvestment in mining operations over the past decade has been a major factor contributing to a structural deficit that has evolved between global uranium production and reactor requirements. Production from existing uranium mines has also been a contributing factor with some large producers reducing previously planned production. Over the next two years, the mid-case gap is projected to be more than 50 million pounds U3O8 and by 2033 accumulates to a total above 400 million pounds U3O8 (Source: UxC 2023 Q4 Uranium Market Outlook). For context, the U.S. reactor fleet consumes almost 45 million pounds U3O8 per year (Source: U.S. Energy Information Administration, June 13, 2023 - Uranium Marketing Annual Report). The current gap is being filled with secondary market sources, including finite inventory that has been declining and is projected to decline further in coming years. Secondary supply is also likely to be further reduced with western enrichers reversing operations from underfeeding to overfeeding that requires more uranium to increase

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024 the production of enrichment services. As secondary supplies continue to diminish, and as existing mines deplete resources, new production will be needed to meet existing and future utility demand. The timeline for new mining projects can be 10 years or longer and will require prices high enough to stimulate new mining investments.

Since 2022, uranium supply has become more complicated due to Russia's invasion of Ukraine with its state-controlled company State Atomic Energy Corporation Rosatom being a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions, pending legislation and buyer avoidance of Russian fuel is causing a fundamental change to the nuclear fuel markets. Additionally, the 2023 coup in Niger has underscored jurisdictional risk with that country accounting for about 5% of global uranium production and about 25% of European Union supply in 2022 (Source: World Nuclear Association - Uranium in Niger August 2023 / Reuters - France and EU August 2023). U.S. and European utilities are shifting more focus to security of supply with production from areas of low geopolitical risk.

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 66 new reactors connected to the grid from 2014 through 2023 with another 62 reactors under construction (Source: International Atomic Energy Association Power Reactor Information System / World Nuclear Association February 2024). During 2023, five new reactors were connected to the grid, two have restarted after suspended operations (Takahama 1&2) and five reactors were permanently shut down (Source: International Atomic Energy Association Power Reactor Information System). Total nuclear generating capacity at the beginning of 2024 stands at 392 GWe (Source: World Nuclear Association). At the 2023 COP28 United Nations Climate Change Conference, 22 countries, including the United States, Canada, France, Japan, and the United Kingdom signed a declaration to triple nuclear energy by 2050, further supporting additional growth for the nuclear industry and uranium demand.

Additional upside market pressure is also occurring as utilities continue their return to a longer-term contracting cycle to replace expiring contracts. Cumulative uncommitted demand through 2033 totals approximately 817 million pounds U3O8 (Source: UxC Uranium Market Overview Q4 2023). Increasing demand is also evident from financial entities and various producers continuing to purchase significant quantities of drummed uranium inventory, further removing near term supply and adding to the strong fundamentals supporting the uranium market.

Recent Developments

Repayment of BMO Credit Facility

On May 3, 2023, the Company repaid $9.7 million (US$7.2 million), representing all principal, interest and fees outstanding, and extinguished its margin loan facility (the "BMO Credit Facility") with Bank of Montreal.

Graduation to the TSX

On July 6, 2023, the Company graduated from the TSX Venture Exchange to the TSX. The Common Shares and Listed Warrants were listed on the TSX under the symbols "URC" and "URC.WT" respectively.

At-the-Market Equity Program

On August 8, 2023, the Company renewed its at-the-market equity program (the "ATM Program") by entering into an equity distribution agreement (the "2023 Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the "Agents"). The 2023 Distribution Agreement allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of Common Shares (the "ATM Shares") under the ATM Program to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the 2023 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2024.

During the nine months ended January 31, 2024, a total of 870,910 ATM Shares were distributed by the Company under the 2023 Distribution Agreement through the facilities of the TSX and NASDAQ for gross proceeds of $3.5 million, of which approximately $0.7 million (representing net proceeds of $0.7 million) at an average selling price of $4.05 per Common Share was raised in Canadian dollars through the TSX, and $2.8 million (US$2.1 million) (representing net proceeds of $2.7 million (US$2.0 million) at an average selling price of US$2.98 per Common Share was raised in United States dollars through the NASDAQ. The Agents were paid aggregate

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024 commissions on such sales of approximately $0.02 million and US$0.05 million (representing 2.5% of the gross proceeds of the ATM Shares sold). No ATM Shares were distributed by the Company during the three months ended January 31, 2024.

Public Offering

On October 17, 2023, the Company completed a public offering by way of short form prospectus of 10,205,000 Common Shares (the "Offered Shares") at a price of US$2.94 per Offered Share (the "Offering Price") for gross proceeds of $40.9 million. Pursuant to an underwriting agreement dated October 11, 2023, among the Company and the underwriters, the Company granted the underwriters an over-allotment option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 1,530,750 Common Shares. The underwriters did not exercise the over-allotment option and it expired on November 16, 2023. Uranium Energy Corp. ("UEC"), a shareholder and related party of the Company, purchased 1,930,750 Offered Shares, representing approximately 19% of the number of Offered Shares, under the public offering.

On February 9, 2024, the Company completed a public offering by way of short form prospectus of 6,724,600 Common Shares at a price of US$3.40 per Common Share for gross proceeds of US$22.9 million. The Company granted the underwriters an over-allotment option, exercisable at US$3.40 per Common Share for a period of 30 days following the closing of the public offering, to purchase up to an additional 1,008,690 Common Shares, which option was not exercised. UEC purchased 1,047,614 Common Shares under this public offering.

Physical Uranium

As at January 31, 2024, the Company holds 2,499,106 pounds U3O8 at a weighted average cost of US$54.44 per pound U3O8.

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound U3O8, of which 300,000 pounds U3O8 were delivered in October 2023. The deliveries of the remaining 200,000 pounds U3O8 for total future payments of $13 million are required in June 2024 and April 2025.

During the nine months ended January 31, 2024, the Company entered into agreements to purchase 1,300,000 pounds U3O8 at a weighted average cost of US$65.25 per pound and sold 350,000 pounds U3O8 at a weighted average price of US$63.80 per pound.

Following the announcement made by Cameco Corporation ("Cameco") to restart production at McArthur River mine in November 2022, the Company elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. URC's royalty interest represents a 1% gross overriding royalty on a 9.063% share of uranium production from the McArthur River mine derived from a 30.195% production interest in the project held by Orano Canada Inc. ("Orano"). On August 31, 2023 and March 5, 2024, Orano settled the royalty payments related to the production from the McArthur River mine for November and December 2022 and for calendar year 2023 ("CY2023") by delivering 1,038 pounds and 12,165 pounds U3O8, respectively, to the Company's storage account at Blind River in Canada.

Subsequent to January 31, 2024, the Company entered into agreements to purchase 350,000 pounds U3O8 at a weighted average price of US$102.86 per pound for a total consideration of US$36 million. The purchase price for such uranium is due in March 2024, May 2024 and September 2024.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the nine months ended January 31, 2024.

•
Cigar Lake – Cameco disclosed in its management's discussion and analysis for the year ended December 31, 2023 ("Cameco's 2023 Q4 MD&A"), total packaged production from Cigar Lake in CY2023 was 15.1 million pounds U3O8 (on a 100% basis) compared to 18.0 million pounds U3O8 (on a 100% basis) in 2022. Cameco stated that production was impacted by delays associated with the first production from a new mining zone and some unplanned maintenance work. Cameco had expected to recover from the delays in the second half of CY2023, but in the third quarter of CY2023, Cameco determined maintenance work was required on one of the underground circuits, which had not been planned. Additionally, Cameco disclosed that they planned to produce 18.0 million pounds U3O8 in 2024 on a 100% basis.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Cameco also outlined updated plans for the extension of production at Cigar Lake, with conversion of 73.4 million pounds U3O8 (100% basis) of indicated resources in the Cigar Lake Extension (previously Phase 2) orebody to probable reserves. This is anticipated to extend the mine life of the project to 2036. Based on Cameco's analyses, the up-front capital cost to complete mine development and other capacity replacement projects necessary to access these reserves is estimated to be between $458 million and $550 million on a 100% basis. Cameco expects the average life of mine unit cash operating costs for Cigar Lake production to increase to between $19 per pound and $20 per pound (previously $18.13 per pound). A new NI 43-101 technical report for Cigar Lake will be filed by Cameco within 45 days of February 8, 2024.

In its Cameco's 2023 Q4 MD&A, Cameco disclosed total estimated reserves on a 100% basis as of December 31, 2023 was 208.6 million pounds U3O8 at an average grade of 17.03% U3O8 for the Cigar Lake project, as well as an additional 27.0 million pounds U3O8 of measured and indicated resources at an average grade of 5.32% U3O8. Total historical packaged production from 2014 to 2023 is stated at 138.4 million pounds U3O8 on a 100% basis.

As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered.

•
McArthur River – In Cameco's 2023 Q4 MD&A, Cameco disclosed total packaged production from McArthur River and Key Lake in CY2023 was 13.5 million pounds U3O8. It further disclosed any ore from McArthur River that is not immediately processed at Key Lake mill will be stored in inventory for future milling. At the Key Lake mill, it disclosed that the extended period of time the mill was on care and maintenance, the operational changes made, aging infrastructure, the availability of personnel with the necessary skills and experience, and the impact of supply chain challenges on the availability of materials and reagents combined to impact production in CY2023. Cameco also disclosed that they plan to produce 18 million pounds U3O8 (100% basis) in calendar year 2024 ("CY2024"). Over the last three months in CY2023, the mill had been running at a rate that, when annualized, would allow the McArthur River/Key Lake operation to achieve its 2024 planned production.

In its Cameco's 2023 Q4 MD&A, Cameco disclosed total estimated reserves on a 100% basis as of December 31, 2023 was 380.5 million pounds U3O8 at an average grade of 6.72% U3O8 for the McArthur River project, as well as an additional 7.0 million pounds U3O8 of measured and indicated resources at an average grade of 2.28% U3O8. Total historical packaged production from 2000 to 2023 for the McArthur River mine is stated at 340.0 million pounds U3O8 on a 100% basis.

•
Langer Heinrich – In its quarterly activities report for the period ended December 31, 2023, Paladin Energy Ltd. ("Paladin") stated that the project remained on track and on budget for first production in the first quarter of CY2024, but that lower contractor productivity over the Christmas/New Year period may result in delay to early second quarter of CY2024. In a news release dated January 25, 2024, Paladin announced execution of a US$150 million syndicated debt facility to provide Paladin with capital flexibility as operations recommence at Langer Heinrich.
•
Lance – In a news release on July 19, 2023, Peninsula Energy Ltd. ("Peninsula") announced it would delay the restart of production at Lance whilst it accelerated development of in-house resin processing and uranium production capability. In a news release dated August 31, 2023, Peninsula announced updated plans to initiate production at Lance. The new proposed in-situ recovery plant is anticipated to produce up to 2.0 million pounds U3O8 per year. In Peninsula's quarterly activities report for its quarter ended September 30, 2023, Peninsula stated the updated plan is expected to achieve a sustainable monthly positive cash flow in the first full year of production in calendar year 2025 with a payback period of 3.5 years from August 2025, life-of-mine revenue for Ross & Kendrick Project of US$988 million, net present value of US$116 million at a discount rate of 8% and internal rate of return of 26.2%. In Peninsula's quarterly activities report for the quarter ended December 31, 2023, Peninsula announced the completion of an equity raise of A$60 million. Peninsula stated that the proceeds would allow it to progress pre-production construction work at Lance to achieve production restart in late CY2024, as outlined in the recently announced revised life-of-mine plan for the Ross and Kendrick production areas. In addition, Peninsula announced that final engineering work for the plant capacity and capability expansion was nearing completion with the plant layout and equipment sizing due for finalization in January 2024. Peninsula anticipated selecting a construction contractor during the first quarter of CY2024. On March 1, 2024, Peninsula announced that it entered into a new sales agreement to sell 1.2 million pounds of uranium over a 6-year period, which agreement is subject to concurrence by the European Supply Agency. It further stated that the pricing structure under the agreement is a blended approach, resulting in projected pricing to be above forecasted production costs at Lance.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

•
Roughrider Project – On May 2, 2023, UEC announced completion of a S-K 1300 Technical Report Summary for the Roughrider project titled "The Roughrider Uranium Project, Saskatchewan, Canada" with an issued date of April 25, 2023 (the "Roughrider Technical Report"), outlining 27.8 million pounds U3O8 in 389,000 tonnes grading 3.25% U3O8 in the indicated category and 36.0 million pounds U3O8 in 359,000 tonnes grading 4.55% U3O8 in the inferred category. The Roughrider Technical Report is available under UEC's profile at www.sedarplus.ca and www.sec.gov. Additionally, in such announcement, UEC indicated the intention of completing an expanded Technical Report Summary including the economic parameters on the project in 2023. On May 23, 2023, UEC announced that it had selected consultants to conduct an initial assessment economic study under S-K1300 of the project and environmental baseline work for the project.
•
Michelin – In its quarterly activities report for the quarter ended September 30, 2023, Paladin stated that it holds a 100% interest in the Michelin Project as a result of the surrender of its 25% participating interest by a joint venture partner of the joint venture agreement. In its quarterly activities report for the quarter ended December 31, 2023, Paladin stated that the current exploration program continued to focus on detailed geological and structural mapping of prospective areas of the tenement, with the commencement of an initial drilling program.

In a news release dated January 25, 2024, Paladin announced the execution of a US$150 million syndicated debt facility to provide Paladin with capital flexibility as they recommenced operations at Langer Heinrich and progressed growth for the Michelin project.

•
Churchrock – On January 30, 2024, Laramide Resources Ltd. ("Laramide") announced the filing of an updated NI 43-101 preliminary economic assessment ("PEA") technical report disclosing updated mineral resources for the Churchrock project as well as a PEA of the project. The technical report is titled "Technical Report on the Churchrock Uranium Project, McKinley County, New Mexico, USA" with an effective date of February 22, 2023, prepared for Laramide, a copy of which is available under its profile at www.sedarplus.ca.

The report contained an updated, though unchanged, resource estimate as at February 22, 2023 with a stated inferred mineral resource total of 33.9 million tons at an average grade of 0.08% eU3O8 for contained metal of 50.8 million pounds U3O8 using a 0.5 ft-% eU3O8 Grade Thickness (GT) cut-off. Economic analysis of the project suggests an after-tax net present value of US$239 million at a 8% discount rate and an after-tax internal rate of return of 56%. The model parameters included a static uranium metal price of US$75 per pound U3O8, average sales of one million pound U3O8 per year, and a project life of 32 years. The total metal produced is stated as 31.2 million pounds U3O8 based on an overall 68% recovery rate. Life of mine unit operating costs were estimated at US$27.70 per pound U3O8.

This PEA is preliminary in nature and is based on inferred mineral resources that are considered too geologically speculative to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this economic assessment will be realized.

•
Slick Rock – On May 15, 2023, Anfield Energy Inc. ("Anfield") announced the filing of a NI 43-101 technical report disclosing updated mineral resources for the Slick Rock project as well as a PEA of the project. The technical report is titled "The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment, National Instrument 43-101" with an effective date of May 6, 2023 (the "Slick Rock Technical Report"), prepared for Anfield, a copy of which is available under its profile at www.sedarplus.ca.

The Slick Rock Technical Report stated an updated PEA for the combined Velvet-Wood and Slick Rock projects. Project cost estimates are based on a conventional random room and pillar underground mine operation at the Velvet-Wood and Slick Rock mine areas. Mined material would be hauled by truck to the Shootaring Canyon Mill approximately 180 miles from Velvet-Wood and 200 miles from Slick Rock. Commodity prices used in the PEA are US$70 per pound for uranium oxide and US$12 per pound for vanadium pentoxide. Respective mill recoveries are estimated at 92% U3O8 and 75% V2O5. Total initial capital expenditures, not including current and sunk costs, is estimated at US$122.3 million. Total weighted average operating expenses is estimated at US$244 per ton mined and processed. The total cost per ton to produce saleable uranium and vanadium products is estimated at US$290 per ton. This compares to an estimated gross value of US$741 per ton.

The PEA contained in the Slick Rock Technical Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024 be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized.

The technical report highlights a pre-tax project internal rate of return of 40% and a net present value of US$238 million, based on a discount rate of 8% and a uranium price of US$70 per pound U3O8, along with a vanadium price of US$12 per pound for the two combined projects. The report stated average annual production of approximately 750,000 pounds of uranium and 2.5 million pounds of vanadium per year is estimated over the 15-year mine life. The technical report estimates 1.7 million tons containing some 7.7 million pounds U3O8 for the Slick Rock project alone, with a vanadium to uranium ratio of 6 to 1.

In a news release dated November 7, 2023, Anfield stated that it had submitted a drill permit application to the Bureau of Land Management to commence a 20-hole drill program at Slick Rock.

•
Russell Lake/Russell Lake South – On November 2, 2023, Skyharbour Resource Ltd. ("Skyharbour") announced the results of its inaugural drilling program on the Russell Lake project. Fifteen holes were drilled on the historical Grayling zone and four holes were drilled in the Fox Trail target area. Skyharbour stated that most holes at the Grayling zone intersected uranium mineralization, with the best result returning 5.9 metres of 0.151% U3O8 at a depth of 338.4 meters from assays in hole RSL23-01. In a news release dated January 30, 2024, Skyharbour stated it had initiated a planned 5,000m drilling program on the Russell Lake Project, comprised of ten to twelve drill holes. The Company currently owns a 1.9701% net-smelter return royalty on 23 of the 26 claims that currently comprise the exploration project.
•
Whirlwind / La Sal (including Energy Queen) – Energy Fuels Inc. ("Energy Fuels") stated in its Form 10-Q for the quarter ended September 30, 2023, that they were performing rehabilitation and development work on the La Sal and Whirlwind projects. In a news release dated December 21, 2023, Energy Fuels further stated that it had commenced production at the La Sal mine and two other mines. Energy Fuels will stockpile ore at the White Mesa Mill until such time that sufficient material is accumulated to justify a mill campaign, which is expected to occur in late 2024 or early 2025. The Company's royalty coverage in the Energy Queen mine area is not within the area anticipated to be mined in the immediate future. In addition, Energy Fuels was preparing the Whirlwind mine to commence uranium production within one year.
•
Dawn Lake Project – In Cameco's 2023 Q4 MD&A, Cameco disclosed it had spent $4.5 million in Saskatchewan in 2023, primarily on advancing exploration on the Dawn Lake Project. Cameco further stated that the exploration drilling at Dawn Lake expanded the footprint of known uranium mineralization in the La Rocque Lake area with mineralized intercepts in excess of 60% U3O8 over several metres. Although the deposit remains at a very early stage of exploration, Cameco stated that the high-grade results and geological conditions observed to date are comparable to those of other mines and known deposits in the Athabasca Basin, generating interest and a focused effort to better understand its potential. Cameco stated that in CY2024, it plans to spend about $7 million on brownfields and advanced exploration, primarily to expand the footprint of the mineralization identified on the La Rocque Lake corridor.

The La Rocque Lake corridor on the Dawn Lake Project is along trend to the west of IsoEnergy Limited's Hurricane deposit on the La Rocque East Project, which has a stated resource of 48.61 million pounds U3O8 based on 63,800 tonnes grading 34.5% U3O8 and inferred mineral resources of 2.66 million pounds U3O8 based on 54,300 tonnes grading 2.2% U3O8. For further information regarding such mineral resource estimate, please refer to the technical report titled "Technical Report on the Larocque East Project, Northern Saskatchewan, Canada" prepared for IsoEnergy Limited with an effective date of July 8, 2022, a copy of which is available under IsoEnergy Limited's profile at www.sedarplus.ca. The Company's royalty does not cover the Hurricane resources as outlined above, but it covers the potential western extension of the mineralized zone on the adjacent Dawn Lake project claims.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty

Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Church Rock	Laramide	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Cigar Lake / Waterbury Lake(1)(3)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dawn Lake (2)(3)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dewey-Burdock(3)(4)	enCore Energy Corp.	SD, USA	Black Hills Uplift	30% Net Proceeds 2% - 4% Gross Value Royalty
Energy Queen(3)(5)	Energy Fuels	UT, USA	La Sal Uranium District	1% Gross Value Royalty
Lance	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(3) 1.0% Gross Revenues Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
McArthur River(3)(6)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(3)	UEC	WY, USA	Powder River Basin	0.5% Net Profit Interest
Roca Honda(3)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Roughrider(7)	UEC	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Russell Lake and Russell Lake South(7)	Rio Tinto Limited/ Skyharbour	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
San Rafael(3)	Western Uranium and Vanadium Corp.	UT, USA	San Rafael Uranium District	2% Net Smelter Royalty
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% Net Smelter Returns
Whirlwind(3)(8)	Energy Fuels	UT/CO, USA	Uravan Mineral Belt	2% - 4% Gross Value Royalty
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

Notes:

(1)
A 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest. As an NPI royalty, this royalty will not generate revenue until cumulative expense accounts, that include development costs, are recovered.
(2)
A 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty, this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(3)
The royalty acquired by URC does not apply to the entirety of the project.
(4)
A 2% to 4% sliding scale gross value royalty on portions of the Dewey-Burdock Project.
(5)
A 1% gross value royalty applicable to both uranium and vanadium sales from portions of the Energy Queen project. URC may choose to take product payment in physical ore or concentrates.
(6)
A 1.0% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(7)
The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument. Skyharbour is currently operating as an earn-in partner with Rio Tinto Limited on the Russell Lake and Russell Lake South projects.
(8)
A 2% to 4% sliding scale gross value royalty applicable to both uranium and vanadium sales from portions of the Whirlwind project. URC may choose to take product payment in physical ore or concentrates.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Strategic Arrangement with Yellow Cake plc

Yellow Cake is a company listed on the Alternative Investment Market of the London Stock Exchange that purchases and holds physical uranium. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at January 31, 2024. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement since the fiscal year beginning on May 1, 2021.
•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
•
Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

During the nine months ended January 31, 2024, the Company disposed of all of its investment in Yellow Cake ordinary shares for net proceeds of $45.4 million and no longer hold an equity interest in Yellow Cake.

In response to the ongoing war between Russia and Ukraine, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact global uranium prices and demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on URC's business.

Overall Performance

For the three and nine months ended January 31, 2024, the Company had net income of $3.5 million and $4.2 million, compared to a net loss of $1.8 million and $6.5 million, for the same respective periods of the previous fiscal year, respectively. As at January 31, 2024, the Company had working capital (current assets less current liabilities) of $193.9 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions and the impact of the conflict in Ukraine.

Discussion of Operations

Three months ended January 31, 2024, compared to three months ended January 31, 2023

The Company had net income of $3.5 million in the three months ended January 31, 2024, compared to a net loss of $1.8 million in the same period of the prior fiscal year. This was primarily attributable to the $5.7 million gross profit generated from the sales of 150,000 pounds uranium inventory and, to a lesser extent, an increase of $0.3 million in interest income, a decrease in office and administration expenses of $0.8 million, a decrease in interest expense of $0.5 million, offset by an increase of $0.1 million in share-based compensation

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024 expense and a change from foreign exchange gain of $0.3 million in the three months ended January 31, 2023 to a foreign exchange loss of $1.6 million in the three months ended January 31, 2024.

During the three months ended January 31, 2024, the Company sold 150,000 pounds uranium inventory for $15.2 million and incurred cost of sales of $9.5 million, compared to $Nil in the same period of the prior year. Cost of purchased inventory is determined by the weighted average cost method. Cost of sales is comprised of cost of purchased inventory and costs necessary to make the sale.

During the three months ended January 31, 2024, the Company earned interest income of $0.4 million on cash, primarily generated from the disposal of Yellow Cake ordinary shares and the net proceeds of its public offering completed in October 2023.

During the three months ended January 31, 2024, the Company incurred office and administration expenses of $0.6 million, compared to $1.3 million for the three months ended January 31, 2023. Office and administration expenses for the three months ended January 31, 2024 were primarily comprised of $0.3 million of uranium storage fees and $0.1 million of investor communications and marketing expenses, compared to $0.1 million of uranium storage fees and $1.1 million of investor communications and marketing expenses for the three months ended January 31, 2023. The decrease in investor communications and marketing expenses was as a result of reduced marketing activity.

In the three months ended January 31, 2024, the Company recognized share-based compensation expense of $0.2 million, compared to $0.1 million during the same period in the previous fiscal year. This represents the vesting of share options issued by the Company to the management, directors, employees and consultants.

The Company recognized a foreign exchange loss of $1.6 million in the three months ended January 31, 2024, compared to a foreign exchange gain of $0.3 million in the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of cash denominated in U.S. dollars. During the three months ended January 31, 2024, the maximum amount of cash denominated in U.S. dollars held by the Company was approximately US$55 million, but the monthly exchange rate between U.S. dollar and Canadian dollar decreased from US$1.00 to $1.3709 at the beginning of the quarter to US$1.00 to $1.3425 at the end of the quarter.

During the three months ended January 31, 2024, the Company recorded a gain on revaluation of short-term investments of $1.7 million primarily from the increase in the fair value of the common shares of Queen's Road Capital Investment Ltd. ("QRC"), compared to $1.3 million in the corresponding period in the previous fiscal year. In addition, the Company recognized deferred tax expense of $0.2 million, compared to $0.2 million in the same period in the previous fiscal year, in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Nine months ended January 31, 2024, compared to nine months ended January 31, 2023

The Company had net income of $4.2 million in the nine months ended January 31, 2024, compared to a net loss of $6.5 million in the same period of the prior fiscal year. The increase in net income was primarily attributable to the $10 million gross profit generated from the sales of 350,000 pounds uranium inventory and, to a lesser extent, an increase of $0.4 million in interest income, a decrease in interest expense of $1.3 million, a decrease in share-based compensation expense of $0.2 million, offset by an increase of $0.5 million in office and administration expenses, an increase of $0.3 million in transfer agent and regulatory fees, an increase in foreign exchange loss of $0.2 million and a decrease in deferred tax recovery of $0.2 million.

During the nine months ended January 31, 2024, the Company sold 350,000 pounds uranium inventory for $30.5 million and incurred cost of sales of $20.5 million, compared to $Nil in the same period of the prior year.

During the nine months ended January 31, 2024, the Company earned interest income of $0.5 million on cash, primarily generated from the disposal of Yellow Cake ordinary shares and net proceeds of the public offering completed in October 2023.

During the nine months ended January 31, 2024, the Company incurred office and administration expenses of $2.7 million, which included expenditures on investor education and communication of $1.6 million, and uranium storage fees of $0.6 million. Investor communications and marketing expenses for the nine months ended January 31, 2023 was $1.5 million.

In the nine months ended January 31, 2024, the Company incurred professional fees and insurance of $1.1 million, primarily consisting of audit and audit-related fees of $0.2 million, legal fee of $0.4 million associated with the graduation to the TSX, renewal of the ATM Program and for corporate matters, and insurance fee of $0.4 million, compared to $1.1 million in the same period in the previous fiscal year.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Transfer agent and regulatory fees in the nine months ended January 31, 2024 of $0.7 million was mainly comprised of listing fees paid to TSX of $0.2 million, and regulatory and filing fees associated with the renewal of the ATM Program.

In the nine months ended January 31, 2024, the Company recognized share-based compensation expense of $0.6 million, compared to $0.8 million during the same period in the previous fiscal year. This represents the vesting of share options issued by the Company to the management, directors, employees and consultants.

On May 3, 2023, the Company fully repaid and extinguished its credit facility with the Bank of Montreal in an aggregate amount of $9.7 million (US$7.2 million). As a result, the Company incurred minimal interest expense in the nine months ended January 31, 2024, compared to $1.3 million in the same period of the prior fiscal year.

The Company recognized a foreign exchange loss of $0.7 million in the nine months ended January 31, 2024, compared to a foreign exchange loss of $0.5 million in the same period in the previous fiscal year, primarily as a result of the translation of cash denominated in U.S. dollars and UK pounds sterling.

During the nine months ended January 31, 2024, the Company recorded a gain on revaluation of short-term investments of $14.2 million, compared to $2.5 million in the corresponding period in the previous fiscal year, primarily from the increase in the fair value of the ordinary shares of Yellow Cake of $13.4 million and the common shares of QRC of $0.9 million, offset by a foreign exchange loss of $0.1 million on the translation of the ordinary shares of Yellow Cake denominated in UK pounds sterling. In addition, the Company recognized deferred tax expense of $0.1 million in the nine months ended January 31, 2024, as compared to $0.3 million in the corresponding period in the previous fiscal year, in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Use of Proceeds

ATM Program

As disclosed in the Company's prospectus supplement dated August 8, 2023, the Company intends to use future net proceeds from the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital purposes. During the nine months ended January 31, 2024, the Company distributed ATM Shares for net proceeds $3.4 million. Net proceeds derived from the distribution of ATM Shares were used for the purchase of physical uranium.

Public Offering

The following table sets out the estimated use of net proceeds from the public offering, as disclosed in the Company's prospectus supplement dated October 11, 2023, and the actual use of the net proceeds of $38.2 million (US$28 million) up to January 31, 2024.

	As disclosed in the prospectus supplement	As at January 31, 2024
	(US$'000)	(US$'000)
Purchases of royalties, stream and similar interests and purchases of physical uranium	26,700	26,700
General working capital purposes	1,500	1,300
Total	28,200	28,000

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($'000)	($'000)	($)	($'000)
April 30, 2022	—	(605)	(0.01)	—
July 31, 2022	—	(2,449)	(0.03)	—
October 31, 2022	—	(2,266)	(0.02)	—
January 31, 2023	—	(1,798)	(0.02)	—
April 30, 2023	13,854	670	0.01	—
July 31, 2023	—	(1,042)	(0.01)	—
October 31, 2023	15,318	3,490	0.03	—
January 31, 2024	15,160	3,518	0.03	—

Changes in net income from quarter to quarter are affected primarily by the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, recognition of revenue from sales of uranium inventory, foreign exchange difference and interest expenses on the BMO Credit Facility, professional fees and regulatory fees incurred in connection with ATM Shares sold under the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods. During the three months ended January 31, 2024, the Company's net income was primarily the result of the gross profit of $5.7 million generated from the sales of uranium inventory.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Liquidity and Capital Resources

	As at	As at
	January 31, 2024	April 30, 2023
	($'000)	($'000)
Cash	2,613	14,306
Short-term investments	8,127	38,340
Inventories	180,529	85,561
Prepaids and other receivables	3,325	511
Working capital (current assets less current liabilities)	193,907	128,492
Total assets	241,280	185,788
Total current liabilities	797	10,336
Accounts payable and accrued liabilities	760	549
Total non-current liabilities	166	83
Shareholders' equity	240,317	175,369

As at January 31, 2024, the Company had cash of $2.6 million compared to $14.3 million at April 30, 2023. The decrease in cash was primarily due to net cash used in operating activities in relation to trading physical uranium, the purchase of short-term investments of $0.8 million, the repayment of the BMO Credit Facility of $9.7 million, offset by net proceeds of $38.2 million received from the public offering completed in October 2023, net proceeds of $3.4 million received from the sale of ATM Shares, $4.5 million received from the exercise of warrants and $45.4 million received from the sale of short-term investments.

The Company's short-term investments decreased from $38.3 million as at April 30, 2023 to $8.1 million as at January 31, 2024. This is primarily due to the disposal of all of its investment in Yellow Cake, offset by the purchase of 1,100,000 common shares in QRC in the open market at a price of $0.70 per share and additional shares distributed by QRC in lieu of cash dividend pursuant to QRC's dividend reinvestment plan.

As at January 31, 2024, the Company holds 2,499,106 pounds U3O8 in its storage account, an increase of 951,038 pounds U3O8 from April 30, 2023. The Company has also elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $0.3 million on the McArthur River royalty and an increase in inventory by the same amount during the nine months ended January 31, 2024. The Company will recognize revenue from its interest in McArthur River production when such uranium is sold.

The decrease of $9.5 million in total current liabilities as at January 31, 2024 is primarily due to the Company making full repayment of the BMO Credit Facility during the nine months ended January 31, 2024.

As at January 31, 2024, the Company had working capital (current assets minus current liabilities) of $193.9 million compared to $128.5 million as at April 30, 2023. Pursuant to the agreement with CGN, the Company is committed to purchase 200,000 pounds U3O8 for total future payments of $13.0 million in June 2024 and April 2025. Subsequent to January 31, 2024, the Company entered into agreements to purchase 350,000 pounds U3O8 at a weighted average price of US$102.86 per pound for a total consideration of US$36 million. Payments by the Company are required in March 2024, May 2024 and September 2024. The Company believes that it has sufficient cash and liquid assets available to satisfy its purchase commitments over the next 12 months.

The Company has not generated any sustained profits from operations and the major sources of financing to date have been the prior issuance by way of private placements of Common Shares and special warrants, the initial public offering in December 2019, cash receipts from the repayment of a promissory note in a prior year, the BMO Credit Facility of US$15.0 million established in 2021, proceeds received from the public offerings, and shares sold under the ATM Program. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs, contractual obligations and capital expenditures for at least twelve months following the date hereof. The Company's current financial resources are also available to fund acquisitions of additional interests. The Company's long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Contractual Obligations

The following table summarizes the Company's contractual obligations as at January 31, 2024, including payments due for each of the next five years and thereafter:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Purchase of physical uranium	$13,046	$6,449	$6,597	$—	$—
Office Lease	$203	$37	$84	$82
Total	$13,249	$6,486	$6,681	$82	$—

Cash Flows

Operating Activities

Net cash used in operating activities during the nine months ended January 31, 2024 was $92.6 million compared to $10.3 million for the same period in the previous fiscal year. This was as a result of net cash spent on trading physical uranium and operating expenditures incurred during the period, which consisted of general and administrative expenses, management and directors' fees and professional fees. The increase of net cash used in operating activities during the nine months ended January 31, 2024 is primarily due to the purchase of 1,300,000 pounds U3O8, offset by the sale of 350,000 pounds U3O8, compared to the purchase of 100,000 pounds U3O8 in the same period in 2023.

Investing Activities

Net cash generated from investing activities during the nine months ended January 31, 2024 was approximately $45.1 million compared to $0.8 million cash used in the same period in the previous fiscal year. During the nine months ended January 31, 2024, the Company received net proceeds of $45.4 million from the disposal of its investment in Yellow Cake to finance the inventory purchase commitments, and for general working capital and corporate purposes. Further, the Company paid $0.8 million to purchase additional common shares in QRC.

Financing Activities

Net cash generated from financing activities during the nine months ended January 31, 2024 was $36.4 million compared to $15.4 million for the same period in the previous fiscal year. During the nine months ended January 31, 2024, the Company received $3.4 million from ATM Shares sold and $38.2 million from the Offered Shares sold in the public offering in October 2023. In addition, the Company received proceeds of $4.5 million from the exercise of common share purchase warrants and repaid the BMO Credit Facility in full for $9.7 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2024, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein. On October 17, 2023, UEC purchased 1,930,750 Offered Shares under the public offering. See "Recent Developments".

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and nine months ended January 31, 2024, comprised of:

	For the three months ended January 31,		For the nine months ended January 31,
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	115	94	305	268
Directors' fees	46	52	148	149
Share-based compensation	110	76	363	489
Total	271	222	816	906

Critical Accounting Estimates and Judgments

The preparation of the condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024 reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company's financial statements for nine months ended January 31, 2024.

Financial Instruments and Risk Management

At January 31, 2024 the Company's financial assets include cash, restricted cash, short-term investments and other receivables. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, other receivables, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by the foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at January 31, 2024. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash, restricted cash balance and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2024. The Company's working capital (current assets minus current liabilities) as at January 31, 2024 was $193.9 million. The Company's accounts payable and accrued liabilities are all expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at January 31, 2024, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $0.7 million on other comprehensive income.

Currency risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income due to currency fluctuations include cash denominated in U.S. dollars and UK pounds sterling. The impact of a Canadian dollar change against U.S. dollars and UK pounds sterling on cash by 10% would not have a significant impact on net income for the nine months ended January 31, 2024.

Outstanding Share Data

As at the date hereof, the Company has 120,234,532 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

The outstanding Common Share purchase warrants as at the date of this MD&A are as follows:

	Exercise Price	Number
Expiry Date	($)	Outstanding
December 6, 2024(1)	1.40	95,588
December 6, 2024(2)	2.00	14,668,067
		14,763,655

Notes:

(1)
Unlisted warrants.
(2)
Listed Warrants.

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding

May 13, 2025	3.31	100,000
May 31, 2026	3.49	612,500
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,000
November 8, 2026	3.76	50,000
January 13, 2027	4.93	5,000
May 13, 2027	3.31	332,500
June 20, 2027	3.26	25,000
July 7, 2027	2.88	25,000
September 9, 2027	4.20	1,000
October 24, 2027	3.15	5,000
August 21, 2028	2.92	418,800
August 29, 2028	3.30	32,500
		1,697,300

Each option entitles the holder thereof to purchase one Common Share.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2024

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the nine months ended January 31, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the nine months ended January 31, 2024 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+ at www.sedarplus.ca.

Additional Information

Additional information concerning the Company, including the Company's AIF, is available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.